SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: XPO Logistics, Inc.

NAME OF PERSON RELYING ON EXEMPTION: International Brotherhood of Teamsters

ADDRESS OF PERSON RELYING ON EXEMPTION: 25 Louisiana Avenue, N.W., Washington, DC 20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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[The following tweets have been posted, with a link to the article appearing at https://teamster.org/news/2016/12/teamsters-head-potential-xpo-ceo-pay-bonanza.]

IBT Cap Strategies @TeamstersDC $XPO, operator of #Asos’ controversial Barnsley warehouse seeks approval of possible

#CEOpay windfall @GMB_union teamster.org/news/2016/12/t …

IBT Cap Strategies @TeamstersDC

Global Unions Condemn $XPO CEO Incentive Plan #teamsters #execpay #1u

IBT Cap Strategies @TeamstersDC

Proxy firm ISS cautions investors that $XPO #execpay plan individual award limit so large as to not represent a meaningful cap @teamsters